WILLAMETTE VALLEY VINEYARDS, INC.
AMENDMENT NO. 1 TO
1992 STOCK INCENTIVE PLAN


     This Amendment No. 1 (the "Amendment") to the 1992 Stock Incentive Plan (the "Plan") of Willamette Valley Vineyards, Inc. (the "Company") is effective as of July 21, 1996.


     Whereas, the Plan was adopted to enable the Company to provide financial incentives in the form of equity in the Company to the Company's employees, directors and consultants.

     Whereas, the Plan was adopted in 1992.

     Whereas, the Plan as adopted has a total of 175,000 shares reserved for issuance and as of May 31, 1996, 19,000 shares were available for future grants.

     Whereas, the Board of Directors believes that the availability of stock incentives is an important factor in the Company's ability to continue to attract and retain experienced and competent employees and to provide an incentive to them to exert their best efforts on behalf of the Company and the Board of Directors believes that additional shares will be need under the 1992 Plan to provide appropriate incentives,

     Accordingly, the Board of Directors has approved an amendment to the 1992 Plan, subject to shareholder approval, to reserve an additional 150,000 shares of Common Stock under the 1992 Plan, thereby increasing the total number of shares reserved under the 1992 Plan from 175,000 shares to 325,000 shares

     Whereas, the 1993 Omnibus Budget Reconciliation Act ("OBRA") became law in August 1993. Under the new law publicly-held companies may be limited regarding to income tax deductions to the extent total remuneration (including stock option exercises) for certain executive officers exceeds
$1 million in any one year. However, OBRA provides an exception for "performance-based " remuneration, including stock options. The new law requires that certain actions must be taken by a majority vote of the shareholders in order for the stock options to qualify as "performance-based " remuneration.

     Whereas, the 1992 Plan was previously approved by the shareholders, regulations adopted pursuant to OBRA which establish the requirements for stock options to be treated as "performance" based remunerations require stock option plans to set forth the maximum number of options that may be awarded to any employee in any year. Accordingly, the Board of Directors, subject to shareholder approval, approved an amendment to the 1992 Plan to establish a limitation of 75,000 on the number of options that may be awarded to any employee under the 1992 Plan in any calendar year.


     Now, therefore, as a result of the ratification and approval of the Amendment by the Company's shareholders on July 21, 1996, the number of shares reserved for the Plan shall be increased by 150,000 shares of Common Stock thereby increasing the total number of shares reserved under the Plan from 175,000 to 325,000 shares and the number of options awarded to any one employee in any calendar year shall be limited to 75,000.

     Except as provided herein, the plan, as amended, shall remain unchanged and in full force and effect.